Ira H. Rosenblatt                                                                                                           21550 Oxnard Street
Gregory E. Stone                                                                                                         Main Plaza - Suite 200                                                                                Telephone (818) 999-2232
John S. Cha                                                                                                        Woodland Hills, California 91367                                                                         Facsimile   (818) 999-2269
Adam J. Soibelman                                                                                                                                                                                                                           e-mail:   info@srclaw.com
Gregg S. Garfinkel                                                                                                                                                                                                                              ___________________
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Ian D. Chowdhury                                                                                                                                                                                                                            ___________________
Cheryl L. De Leon                                                                                                             July 28, 2006
Suzanne R. Feffer                                                                                                                                                                                                                         SENDER’S DIRECT E-MAIL
Brent M. Finch                                                                                                                                                                                                                                  wbarnett @ srclaw.com
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Amy W. Lewis                                                                                                                                                                                                                            DIRECT LINE: (818) 595-7717
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Of Counsel
William B. Barnett*
Timothy G. Ceperley
Robert C. Norton

* A Professional Corporation

Timothy Buchmiller, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          AOB Biotech, Inc.
Registration Statement on Form 10-SB
Filed June 5, 2006
File No. 001-32897

Dear Mr. Buchmiller:

                On behalf of our client, AOB Biotech, Inc., (the “Registrant”), and in accordance with Rule 477 of Regulation C, we hereby respectively request that the Registrant’s Registration Statement on Form 10-SB, filed on June 5, 2006 (File No. 001-32897) hereby be withdrawn. The Registrant is currently having audited financial statements prepared. However, since such audited financial statements, which are required to be included in an amendment to the Registrant’s Registration Statement, will not be completed prior to our filing becoming effective by operation of law we have agreed to withdraw the Registration Statement.

The Registrant intends to file a new registration statement, incorporating responses to the Commission’s June 30, 2006 Comment Letter, as soon as practicable after completion of the Registrant’s audit.

Thank you for your cooperation and should you require anything further in regard to this matter, please do not hesitate to contact me.

Very truly yours,

STONE | ROSENBLATT | CHA

/s/ William B. Barnett
William B. Barnett
Of Counsel to Stone, Rosenblatt & Cha
WBB/lah
cc: Nelson Liao, President

Timothy Buchmiller, Senior Attorney/Division of Corporation Finance/Securities and Exchange Commission
July 27, 2006